FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-286968-07

The information in this supplement is not complete and may be changed. This supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The preliminary prospectus to which this is a supplement, dated April 27, 2026, may be amended or completed prior to time of sale.

SUPPLEMENT
(To Preliminary Prospectus Dated April 27, 2026)

$472,934,000 (Approximate)

BBCMS Mortgage Trust 2026-5C41
(Central Index Key Number 0002130435)
as Issuing Entity

Barclays Commercial Mortgage Securities LLC
(Central Index Key Number 0001541480)
as Depositor

Barclays Capital Real Estate Inc.
(Central Index Key Number 0001549574)

BSPRT CMBS Finance, LLC

(Central Index Key Number 0001722518)

Zions Bancorporation, N.A.

(Central Index Key Number 0000109380)

KeyBank National Association

(Central Index Key Number 0001089877)

Citi Real Estate Funding Inc.
(Central Index Key Number 0001701238)

Starwood Mortgage Capital LLC
(Central Index Key Number 0001548405)

Societe Generale Financial Corporation

(Central Index Key Number 0001755531)

Wells Fargo Bank, National Association

(Central Index Key Number 0000740906)

UBS AG New York Branch

(Central Index Key Number 0001685185)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2026-541

This is a supplement (“Supplement”) to the preliminary prospectus dated April 27, 2026 (the “Preliminary Prospectus”). Capitalized terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

1.	The table titled “Barclays Capital Real Estate Inc.” in “Annex D-2” in the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:

Barclays Capital Real Estate Inc.
Rep. No. on Annex D-1	Mortgage Loan and Number as Identified on Annex A-1	Description of Exception
(6) Lien; Valid Assignment	Marriott Savannah Riverfront (Loan No. 7)	The franchisor for the Mortgaged Property, Marriott International, Inc., has a right of first refusal to purchase the Mortgaged Property in the event of a proposed transfer of the Mortgaged Property, the Mortgagor or a controlling affiliate of such Mortgagor to a Competitor (as defined in the related franchise agreement) of the franchisor. Pursuant to the comfort letter executed in connection with the origination of the Mortgage Loan, the right of first refusal is subordinate to the exercise of the rights of a bona fide lender under the mortgage who is not a Competitor (or an affiliate of a Competitor) of the franchisor.

Barclays	Citigroup	KeyBanc Capital Markets
Société Générale	UBS Securities LLC	Wells Fargo Securities
Co-Lead Managers and Joint Bookrunners

Academy Securities		Mischler Financial Group, Inc.
Co-Managers

The date of this Supplement is April 28, 2026

Barclays Capital Real Estate Inc.
Rep. No. on Annex D-1	Mortgage Loan and Number as Identified on Annex A-1	Description of Exception
(6) Lien; Valid Assignment	HKB Portfolio (Loan No. 11)	The related franchisor for the Courtyard by Marriott Mortgaged Property, Marriott International, Inc., has a right of first refusal to purchase the related Mortgaged Property in the event of a proposed transfer of the Mortgaged Property, the related Mortgagor or a controlling affiliate of such Mortgagor to a Competitor (as defined in the related franchise agreement) of the franchisor. Pursuant to the comfort letter executed in connection with the origination of the Mortgage Loan, the right of first refusal is subordinate to the exercise of the rights of a bona fide lender under the mortgage who is not a Competitor (or an affiliate of a Competitor) of the franchisor.
(7) Permitted Liens; Title Insurance	Marriott Savannah Riverfront (Loan No. 7)	See exception to Representation and Warranty No. 6, above.
(7) Permitted Liens; Title Insurance	HKB Portfolio (Loan No. 11)	See exception to Representation and 5.4ptWarranty No. 6, above.
(17) Insurance

Marriott Savannah Riverfront (Loan No. 7)

HKB Portfolio (Loan No. 11)

City Line Midwest Portfolio - Pool A (Loan No. 12)

City Line Midwest Portfolio - Pool B (Loan No. 15)

City Line Midwest Portfolio - Pool F (Loan No. 17)

City Line Midwest Portfolio - Pool D (Loan No. 26)

City Line Midwest Portfolio - Pool C (Loan No. 28)

City Line Midwest Portfolio - Pool E (Loan No. 30)

The Mortgage Loan documents provide that as an alternative to the insurance policies required to be maintained thereunder, the Mortgagor will not be in default under the Mortgage Loan documents if the Mortgagor maintains (or causes to be maintained) insurance policies which (i) have coverages, deductibles and/or other related provisions other than those specified in the Mortgage Loan documents and/or (ii) are provided by insurance companies not meeting the credit ratings requirements set forth in the Mortgage Loan documents (any such policy, a “Non-Conforming Policy”); provided, that, prior to obtaining such Non-Conforming Policies (or permitting such Non-Conforming Policies to be obtained), the Mortgagor must have (i) received the Mortgagee’s prior written consent thereto and (ii) confirmed that the Mortgagee has received a rating agency confirmation with respect to any such Non-Conforming Policy. The Mortgagee may deny its consent to any Non-Conforming Policy regardless of whether the Mortgagee has consented to the same on any prior occasion.
(17) Insurance	HKB Portfolio (Loan No. 11)

The Mortgage Loan documents permit (i) windstorm insurance at the Holiday Inn Miami Hialeah Mortgaged Property to be sub-limited in an amount as low as $20,000,000 (representing the limit in place for such Mortgaged Property at origination) and (ii) roof coverage to be provided on an actual cash value (as opposed to replacement cost) basis.

In addition, with respect to Holiday Inn Miami Hialeah and the Radisson Hotel Mortgaged Properties (each of which are located in a special flood hazard area) the Mortgagee only required excess flood coverage in an amount equal to $2,500,000, which is lower than the amount generally required by the Mortgagee.

(25) Local Law Compliance	Hunter Portfolio Tranche 2 (Loan No. 8)	Certain building and fire code violations are open at the Towne Square Mortgaged Property. The Mortgage Loan documents require the related Mortgagor to cure and discharge the violations by June 16, 2026, subject to an extension if any violation cannot be reasonably cured and discharged by the deadline and provided that the Mortgagor shall have commenced to cure and clear such violation within the deadline.
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Barclays Capital Real Estate Inc.
Rep. No. on Annex D-1	Mortgage Loan and Number as Identified on Annex A-1	Description of Exception
(25) Local Law Compliance	HKB Portfolio (Loan No. 11)

Certain building code and/or fire code violations are open at the Holiday Inn Miami Hialeah Mortgaged Property, the Crowne Plaza CLE Airport Mortgaged Property, the Radisson Hotel Mortgaged Property, the Araamda Inn Mortgaged Property and the Sonesta Norcross Mortgaged Property (collectively, the “Violations”). The Mortgage Loan documents require the Mortgagors to provide evidence reasonably satisfactory to the Mortgagee that the Violations have been cured and cleared of record.

The Courtyard by Marriott Mortgaged Property is legal non-conforming as to use as hotel uses are no longer permitted under the current zoning code without a special land use permit and the related Mortgagor has not obtained such a permit. If a legal non-conforming use is discontinued or abandoned for six consecutive months (unless the cessation of the non-conforming use is a direct result of governmental action impeding access to the Mortgaged Property) such legal non-conforming use may not be re-established without a special land use permit.

The Days Inn College Park Mortgaged Property is legal non-conforming as to use as hotel uses are no longer permitted under the current zoning code. If a legal non-conforming use is discontinued for six months or longer (excluding any discontinuance due to government action which impedes access to the Mortgaged Property, damage resulting from fire, flood or other natural disaster or a criminal act), any subsequent use of the Mortgaged Property must conform to the current zoning code.

(25) Local Law Compliance	City Line Midwest Portfolio - Pool A (Loan No. 12)

The use of the CubeSmart Rockford - Vandiver Road Mortgaged Property for self storage predates the current zoning code and is considered a pre-existing, grandfathered legal non-conforming use. The current zoning code provides that any structure containing a legal non-conforming use may be rebuilt, provided that, among other things, (i) such structure does not require repair of 50% or more of the replacement cost of the structure at the time of such damage and (ii) the repair or reconstruction begins within six months from the time of the damage or destruction. Additionally, the use of a portion of the CubeSmart Rockford - American & Stenstrom Road Mortgaged Property for RV parking/storage predates the current zoning code and is considered a pre-existing, grandfathered legal non-conforming use. The current zoning code provides that any structure containing a legal non-conforming use may be rebuilt, provided that, among other things, (i) such structure does not require repair of 50% or more of the replacement cost of the structure at the time of such damage and (ii) the repair or reconstruction begins within six months from the time of the damage or destruction and that it is diligently pursued to completion within two years of the date of the damage or destruction. Pursuant to the Mortgage Loan documents, the Mortgagor obtained law and ordinance insurance.

Certain building and fire code violations are open at the Extra Space Chicago - Western Ave Mortgaged Property. The Mortgage Loan documents require the related Mortgagor to correct and clear out the violations by September 21, 2026.

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Barclays Capital Real Estate Inc.
Rep. No. on Annex D-1	Mortgage Loan and Number as Identified on Annex A-1	Description of Exception
(25) Local Law Compliance	City Line Midwest Portfolio - Pool B (Loan No. 15)	The use of the CubeSmart Loves Park - Forest Hills Rd Mortgaged Property for self storage predates the current zoning code and is considered a pre-existing, grandfathered legal non-conforming use. The current zoning code provides that any structure containing a legal non-conforming use may be rebuilt, provided that, among other things, (i) such structure does not require repair exceeding 75% of the replacement cost of the structure at the time of such damage and an approved special use permit is secured from the applicable municipal authority and (ii) the repair or reconstruction begins within six months from the time of the damage or destruction. Pursuant to the Mortgage Loan documents, the Mortgagor obtained law and ordinance insurance.
(25) Local Law Compliance	City Line Midwest Portfolio - Pool F (Loan No. 17)	The use of the CubeSmart Dayton - Salem Bend Dr Mortgaged Property for self storage predates the current zoning code and is considered a pre-existing, grandfathered legal non-conforming use. The current zoning code provides that any legal non-conforming use of a structure, or of structure and land in combination, may be continued, provided that, among other things, (i) such structure is not enlarged or altered unless it is changed to a permitted use, (ii) such use is not discontinued or abandoned for a period of twelve consecutive months and (iii) with respect to any legal non-conforming use of a structure and land in combination, the removal or destruction of the structure shall eliminate the non-conforming status of the land. Pursuant to the Mortgage Loan documents, the Mortgagor obtained law and ordinance insurance.
(25) Local Law Compliance	City Line Midwest Portfolio - Pool C (Loan No. 28)

The use of the Mortgaged Property for RV parking predates the current zoning code and is considered a pre-existing, grandfathered legal non-conforming use. The current zoning code provides that any structure containing a legal non-conforming use may be rebuilt, provided that, among other things, (i) such structure does not require repair of 50% or more of the replacement cost of the structure at the time of such damage and (ii) the repair or reconstruction begins within one year from the time of the damage or destruction. Pursuant to the Mortgage Loan documents, the Mortgagor obtained law and ordinance insurance.

Certain fire code violations are open at the Mortgaged Property. The Mortgage Loan documents require the Mortgagor to cure the underlying conditions giving rise to such violations by June 23, 2026.

(25) Local Law Compliance	City Line Midwest Portfolio - Pool E (Loan No. 30)	A certain fire code violation is open at the Mortgaged Property. The Mortgage Loan documents require the Mortgagor to cure the underlying conditions giving rise to such violation by June 23, 2026.
(32) Single-Purpose Entity	HKB Portfolio (Loan No. 11)	The Mortgagor for the Radisson Hotel Mortgaged Property is a recycled Single-Purpose Entity that previously owned a parcel of land located adjacent to such Mortgaged Property that was transferred prior to the origination of the Mortgage Loan.

The information in this supplement supersedes any conflicting information contained in the Preliminary Prospectus and any other prior similar materials relating to the offered certificates. In all other respects, except as modified by the immediately preceding changes, the Preliminary Prospectus remains unmodified.

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